Exhibit 99.2

Footnote Disclosure

(1) Each share of Series A, Series B, Series C and Series D Convertible Preferred Stock automatically converts into 0.5 shares of Common Stock upon the closing of the Issuers initial public offering. Each share of Series A, Series B, Series C and Series D Convertible Preferred Stock is also convertible at any time at the option of the holder.

(2) Represents securities held directly by Nancy S. Olson Trust, dated 3/19/98. Voting and investment power over the shares are held by Nancy Olson, who may be deemed to be an indirect beneficial owner of the reported securities. Nancy Olson disclaims any beneficial ownership of the reported securities, except to the extent of her pecuniary interest therein. This report shall not be deemed an admission that any of the reporting persons is the beneficial owner of such securities for purposes of Section 16 or for any other purpose

(3) Represents securities held directly by Fog City Fund, LLC. Voting and investment power over the shares are generally held by Fog City Management, LLC, the managing member of Fog City Fund, LLC; however, investments or dispositions in excess of certain amounts must be approved by the board of directors of Fog City Fund, LLC. Nancy S. Olson is the sole member and managing member of Fog City Management, LLC. Each of Fog
City Management, LLC and Nancy S. Olson may be deemed to be an indirect beneficial owner of the reported securities.
Each of Fog City Management, LLC and Nancy S. Olson disclaims any beneficial ownership of the reported securities, except to the extent of any pecuniary interest therein. This report shall not be deemed an admission that any of the reporting persons is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.